EXHIBIT 11.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Brazil Potash Corporation

We consent to the use of our report dated April 30, 2021 on the consolidated financial statements of Brazil Potash Corporation, which comprise the consolidated statement of financial position as at December 31, 2020, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year then ended, and the related notes, which are included in this Form 1-K dated May 2, 2022 of Brazil Potash Corporation.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

May 2, 2022

Toronto, Canada

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